# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TORO CORP., CIK 0001941131
CUSIP: Y8900D108
Title of class of securities: Common Shares, USD 0.001 par value per share
Address of issuer's principal executive offices: 223 CHRISTODOULOU CHATZIPAVLOU STREET, HAWAII ROYAL GARDENS, LIMASSOL, Cyprus (G4), 3036
Date of event which requires filing of this statement: 04/22/2026
Amends the filing with accession number 0000950157-26-000045
Filed by CIK 0001974347
Persons authorized to receive notices and communications: Petros Panagiotis Panagiotidis, 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036, 00 357 25 357 768

## Reporting persons
- Pani Corp. (CIK 0001974347): type of reporting person: corporation (CO); citizenship or place of organization: Liberia (N0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,822,206; sole dispositive power 0; shared dispositive power 17,682,206; aggregate amount beneficially owned 20,822,206 (72.2% of the class)
  Comment: Note to Row 8 and 11: Consists of (a) 8,500,000 common shares, par value $0.001 per share, of the Issuer (each common share of the Issuer, a "Share") acquired by Pani Corp. in a private placement on April 17, 2023, (b) 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023, (c) 1,100,000 Shares underlying restricted stock (the "Restricted Shares"), which were granted to Mr. Panagiotidis on September 28, 2023 and transferred to Pani Corp. on October 2, 2023, (d) 760,000 Restricted Shares, which were granted to Mr. Panagiotidis on May 31, 2024 and transferred to Pani Corp. on June 3, 2024, (e) 2,340,000 Restricted Shares, which were granted to Mr. Panagiotidis on November 6, 2025 and transferred to Pani Corp. on November 7, 2025, (f) 5,794,995 Shares issued to Pani Corp. pursuant to the Special Dividend on January 16, 2026 and (g) 2,315,971 Shares purchased by Pani Corp. through a series of transactions in the open market from April 22, 2026 to April 24, 2026 (inclusive). See Item 3 of this Amendment No. 5 for further information on such transactions.
  
  Note to Row 10: Consists of (a) 8,500,000 Shares acquired by Pani Corp. in a private placement on April 17, 2023, (b) 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023, (c) 1,060,000 Restricted Shares that have vested (500,000 Restricted Shares which vested on September 28, 2024, 260,000 Restricted Shares which vested on May 31, 2025 and 300,000 Restricted Shares which vested on September 28, 2025), (d) 5,794,995 Shares issued to Pani Corp. pursuant to the Special Dividend on January 16, 2026, and (e) 2,315,971 Shares purchased by Pani Corp. through a series of transactions in the open market from April 22, 2026 to April 24, 2026 (inclusive). See Item 3 of this Amendment No. 5 for further information on such transactions.
  
  Note to Row 13: Percentage ownership is calculated by using a denominator of 28,852,084 Shares outstanding, as disclosed by the Issuer in its Annual Report on Form 20-F filed with the SEC on April 15, 2026.
- Petros Panagiotis Panagiotidis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: personal funds (PF); sole voting power 0; shared voting power 20,822,206; sole dispositive power 0; shared dispositive power 17,682,206; aggregate amount beneficially owned 20,822,206 (72.2% of the class)
  Comment: Notes to Row 8 and 11:
  
  (1) Consists of (a) 8,500,000 Shares acquired by Pani Corp. in a private placement on April 17, 2023, (b) 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023, (c) 1,100,000 Restricted Shares which were granted to Mr. Panagiotidis on September 28, 2023 and transferred to Pani Corp. on October 2, 2023, (d) 760,000 Restricted Shares, which were granted to Mr. Panagiotidis on May 31, 2024 and transferred to Pani Corp. on June 3, 2024, (e) 2,340,000 Restricted Shares, which were granted to Mr. Panagiotidis on November 6, 2025 and transferred to Pani Corp. on November 7, 2025, (f) 5,794,995 Shares issued to Pani Corp. pursuant to the Special Dividend on January 16, 2026 and (g) 2,315,971 Shares purchased by Pani Corp. through a series of transactions in the open market from April 22, 2026 to April 24, 2026 (inclusive). See Item 3 of this Amendment No. 5 for further information on such transactions.
  
  (2) Pelagos Holdings Corp, an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.
  
  (3) Mr. Panagiotidis is the sole shareholder of Pani Corp. and he disclaims beneficial ownership of the 20,822,206 Shares held by Pani Corp., except to the extent of his pecuniary, voting and dispositive interests in such Shares.
  
  Note to Row 10: Consists of (a) 8,500,000 Shares acquired by Pani Corp. in a private placement on April 17, 2023, (b) 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023, (c) 1,060,000 Restricted Shares that have vested (500,000 Restricted Shares which vested on September 28, 2024, 260,000 Restricted Shares which vested on May 31, 2025 and 300,000 Restricted Shares which vested on September 28, 2025), (d) 5,794,995 Shares issued to Pani Corp. pursuant to the Special Dividend on January 16, 2026 and (e) 2,315,971 Shares purchased by Pani Corp. through a series of transactions in the open market from April 22, 2026 to April 24, 2026 (inclusive). See Item 3 of this Amendment No. 5 for further information on such transactions.
  
  Note to Row 13: Percentage ownership is calculated by using a denominator of 28,852,084 Shares outstanding, as disclosed by the Issuer in its Annual Report on Form 20-F filed with the SEC on April 15, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, USD 0.001 par value per share
Name of issuer: TORO CORP.
Address of issuer's principal executive offices: 223 CHRISTODOULOU CHATZIPAVLOU STREET, HAWAII ROYAL GARDENS, LIMASSOL, Cyprus (G4), 3036
Comment:
This Statement constitutes Amendment No. 5 (this "Amendment No. 5") to the Schedule 13D (the "Original Schedule 13D") initially filed with the Securities and Exchange Commission ("SEC") on April 27, 2023 by Pani Corp. and Petros Panagiotis Panagiotidis with respect to the common shares, par value $0.001 per share, of Toro Corp. (the "Issuer"), which Original Schedule 13D was amended by Amendment No. 1 filed on October 2, 2023 ("Amendment No. 1"), by Amendment No. 2 filed on June 4, 2024 ("Amendment No. 2"), by Amendment No. 3 filed on November 10, 2025 ("Amendment No. 3) and by Amendment No. 4 filed on January 21, 2026 ("Amendment No. 4", the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Schedule 13D"). This Amendment No. 5 is being filed to report the purchase of Shares through a series of transactions in the open market from April 22, 2026 to April 24, 2026 (inclusive).

This Amendment No. 5 amends the Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 5 have the meanings assigned to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following at the end thereof:

Pani Corp. purchased 2,315,971 Shares through a series of transactions in the open market from April 22, 2026 to April 24, 2026 (inclusive) for a total purchase price of $14,254,600.60. The source of the consideration paid by Pani Corp. for such Shares was cash provided by entities controlled by Mr. Panagiotidis, and the source of such cash provided by such entities was personal funds of Mr. Panagiotidis.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The Reporting Persons may be deemed to be the beneficial owner of 20,822,206 Shares, which includes (i) 1,100,000 Restricted Shares, which were granted to Mr. Panagiotidis on September 28, 2023 and transferred to Pani Corp. on October 2, 2023, (ii) 760,000 Restricted Shares, which were granted to Mr. Panagiotidis on May 31, 2024 and transferred to Pani Corp. on June 3, 2024 and (iii) 2,340,000 Restricted Shares, which were granted to Mr. Panagiotidis on November 6, 2025 and transferred to Pani Corp. on November 7, 2025.

Of the 1,100,000 Restricted Shares granted on September 28, 2023, 500,000 Restricted Shares, 300,000 Restricted Shares and 300,000 Restricted Shares have vested or will vest, as applicable, on September 28, 2024, September 28, 2025 and September 28, 2026, respectively. The Reporting Persons hold shared voting power and shared dispositive power over the 800,000 of such Restricted Shares that have vested and the Reporting Persons hold shared voting power and no dispositive power of the remaining 300,000 of such Restricted Shares prior to vesting.

Of the 760,000 Restricted Shares granted on May 31, 2024, 260,000 Restricted Shares, 250,000 Restricted Shares and 250,000 Restricted Shares have vested or will vest, as applicable, on May 31, 2025, May 31, 2026 and May 31, 2027, respectively. The Reporting Persons hold shared voting power and shared dispositive power over the 260,000 of such Restricted Shares that have vested and the Reporting Persons hold shared voting power and no dispositive power of the remaining 500,000 of such Restricted Shares prior to vesting.

Of the 2,340,000 Restricted Shares granted on November 6, 2025, 780,000 Restricted Shares, 780,000 Restricted Shares and 780,000 Restricted Shares will vest on November 6, 2026, November 6, 2027 and November 6, 2028, respectively. The Reporting Persons hold shared voting power and no dispositive power of such Restricted Shares prior to vesting.

Pani Corp. received 5,794,995 Shares pursuant to the Special Dividend on January 16, 2026.

Pani Corp. purchased 2,315,971 Shares through a series of transactions in the open market from April 22, 2026 to April 24, 2026 (inclusive). See Items 7 through 13 on each cover page to this Amendment No. 5.

Pani Corp. is controlled by Mr. Panagiotidis. Mr. Panagiotidis may be considered to be a beneficial owner of the Shares held by Pani Corp. by virtue of his control of the equity and voting power of Pani Corp.

The Shares held by the Reporting Persons represent approximately 72.2% of the outstanding Shares. Such percentage is calculated by using a denominator of 28,852,084 Shares outstanding, as disclosed by the Issuer in its Annual Report on Form 20-F filed with the SEC on April 15, 2026.

Pelagos Holdings Corp, an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Amendment No. 5 is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The response set forth in Item 3 of this Amendment No. 5 is incorporated by reference in its entirety into this Item 5(c). Except as set forth in Schedule I to this Amendment No. 5 (which is incorporated by reference into this Item 5(c)), the Reporting Persons, and to their knowledge, the Sole Director, have not effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 -- Schedule I: Transactions in Common Shares Effectuated in the Past 60 Days

## Signatures
- Pani Corp.: /s/ Andreas Avgousti, Andreas Avgousti / Director (04/24/2026)
- Petros Panagiotis Panagiotidis: /s/ Petros Panagiotis Panagiotidis, Petros Panagiotis Panagiotidis (04/24/2026)